

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DC
No Act

DIVISION OF
CORPORATION FINANCE


04007271

January 23, 2004

Garrett L. Stackman
Corporate Counsel
Wyeth
Five Giralda Farms
Madison, NJ 07940

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1-23-2004

Re: Wyeth
Incoming letter dated December 23, 2003

Dear Mr. Stackman:

This is in response to your letter dated December 23, 2003 concerning the shareholder proposal submitted to Wyeth by Raymond B. Ruddy. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Raymond B. Ruddy
26 Rolling Lane
Dover, MA 02030

5187

Five Giralda Farms
Madison, NJ 07940

Garrett L. Stackman
Corporate Counsel
973 660-5835 tel
973 660-7155 fax
stackmg@wyeth.com

Wyeth

December 23, 2003

By Overnight Mail
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Stockholder Proposal --
To Cease Making Charitable Contributions

Dear Sir or Madam:

Wyeth (the "Company") has received for inclusion in the proxy materials for its 2004 Annual Meeting of Stockholders (the "2004 Annual Meeting") a shareholder proposal (the "Proposal") from one proponent (the "Proponent") seeking the Company to "cease making charitable contributions." A copy of the Proposal is attached hereto as Annex A. The Company intends to omit the Proposal from its proxy materials for the 2004 Annual Meeting pursuant to (i) Rule 14a-8(i)(7) of the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934, as amended (the "Exchange Act") because the Proposal deals with a matter relating to the Company's ordinary business operations and (ii) Rule 14a-8(i)(1) because the Proposal is not stated in a proper manner under Delaware law.

I. Rule 14a-8(i)(7) – Ordinary Business Operations

Under Rule 14a-8(i)(7), the Company is permitted to exclude a proposal if it "deals with a matter relating to the conduct of [its] ordinary business operations." The rule recognizes the fact that the corporation laws of most states (including Delaware, the state of incorporation of the Company), provide that the day-to-day operations of the business of a corporation are properly left to the Board of Directors and management and not the stockholders.[1] In some cases, a proposal otherwise within the ambit of Rule 14a-8(i)(7) is not permitted to be omitted

[1] *See*, Exchange Act Release No. 34-40018 (May 21, 1998) in which the SEC noted that the purpose of the "ordinary business" exemption is "to confine the resolution of ordinary business problems to management and the board of directors" in Rule 14a-8(i)(7)(its predecessor, Rule 14a-8(c)(7)).



because the proposal falls within a range of issues with "significant policy, economic or other implications."[2]

The Company believes that the Proposal may properly be omitted from the Company's 2004 Annual Meeting proxy materials pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the Company's ordinary business operations. The Proposal requests that the Company "cease making charitable contributions." Although the Proposal appears to be facially neutral, its supporting statement makes it clear that the proposed ban on charitable contributions is actually directed toward a particular kind of charitable contribution. As detailed below, the Staff has found that facially neutral proposals that were in fact directed toward specific kinds of charities were excludable pursuant to Rule 14a-8(i)(7) (and its predecessor, Rule 14a-8(i)(7)) as relating to ordinary business.

The Proponent's supporting statement, notwithstanding the Proponent's reference to the views of Thomas Jefferson and Milton Friedman on the subject of philanthropy, makes clear that the Proponent's true intention is to force the Company to eliminate contributions to Planned Parenthood and organizations that support the use of human embryos for research purposes (a well known abortion issue) and abortions generally. On the whole, it is clear that the Proponent is concerned not about charitable contributions generally, but rather only those contributions to organizations that are disfavored by the Proponent including Planned Parenthood.

Given the apparent intent of the Proposal, the Company believes that the Proponent's objective is to target specific types of charitable contributions. Accordingly, the Proposal falls within the scope of the no-action letters issued by the Staff that concur with the exclusion of proposals, pursuant to Rule 14a-8(i)(7) (or its predecessor, Rule 14a-8(c)(7)), that seek to prohibit charitable contributions to specific types of organizations. *See, e.g.*, Bank of America Corporation (January 24, 2003) (facially neutral proposal that the company refrain from making charitable contributions); Lucent Technologies (October 3, 2002) (facially neutral proposal to refrain from making charitable contributions to organizations that violate their industries' code of ethics); American Home Products Corporation (March 4, 2002) (facially neutral proposal that the company form a committee to study the impact of charitable contributions on the business of the company); Schering-Plough Corporation (March 4, 2002) (facially neutral proposal that the company form a committee to study the impact of charitable contributions on the business of the company); The Walt Disney Company

[2] *See, Id.* and Exchange Act Release No. 34-12999 (Nov. 22, 1976).

(November 10, 1997) (facially neutral proposal that the company refrain from making any charitable contributions); and Colgate-Palmolive Company (February 10, 1997) (proposal requesting that the company make no charitable contributions to organizations that perform abortions).

In the Bank of America Corporation letter cited above, the Staff concurred that a facially neutral proposal requesting Bank of America to "refrain from making charitable contributions" was directed toward charitable contributions to a specific type of organization (abortion related organizations) and could therefore be excluded under Rule 14a-8(i)(7) as relating to the company's ordinary business operations. Similarly, relief on this issue was previously granted to Wyeth (formerly known as American Home Products Corporation) in a letter that became available on March 4, 2002 on the anti-abortion issue as well.

In reaching its decisions in the above cited letters, the Staff went beyond the face of the proposal in order to recognize the proponent's and the proposal's true objectives. The Staff has historically looked beyond a facially neutral shareholder proposal in order to determine whether the proposal is actually directed toward contributions to specific types of charitable organizations and, if so, permitted the exclusion of the proposal pursuant to Rule 14a-8(i)(7) (or its predecessor, Rule 14a-8(c)(7)) as relating to ordinary business. The Company believes that this facially neutral Proposal is directed to specific types of charitable contributions, namely those to Planned Parenthood and organizations that support abortions, and the Company further contends that the Proposal does not raise significant policy, economic or other implications and should be excludable under Rule 14a-8(i)(7).

II. Rule 14a-8(i)(1) – Improper under State Law

Under Rule 14a-8(i)(1), the Company is permitted to exclude a proposal "[i]f the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." The note to Rule 14a-8(i)(1) points out that proposals may not be proper under state law "if they would be binding on the company if approved by shareholders." The Staff has consistently found that binding proposals are excludable, unless amended by the proponent to make them precatory. *See, e.g.*, Phillips Petroleum Company (March 13, 2002); PPL Corporation (February 19, 2002); PSB Holdings, Inc. (January 23, 2002); Columbia Gas System, Inc. (January 16, 1996).

The Company is incorporated in the State of Delaware and the Proposal concerns a matter that, under Delaware law, is not a proper subject for stockholder action in its current form. Section 141(a) of the Delaware General Corporation Law (the

Wyeth

"DGCL") vests management of the business and affairs of a corporation in its board of directors, except as otherwise provided in the DGCL or the corporation's certificate of incorporation. Neither the DGCL nor the Company's Amended and Restated Certificate of Incorporation, restrict the Company's Board of Directors in any way relevant to the requirements of the Proposal. The Proposal is not stated as a recommendation or request but rather directs the Company to take certain action. As such, the Proposal would require the Company to take actions that Delaware law reserves for the judgment and discretion of the Company's Board of Directors. Accordingly, the Proposal is excludable pursuant to Rule 14a-8(i)(1).

Based upon the foregoing, the Company respectfully requests the advice of the SEC Staff that it will not recommend enforcement action if the Company omits the Proposal from the proxy materials for its 2004 Annual Meeting. The Company currently intends to file its definitive proxy materials for the 2004 Annual Meeting on or about March 18, 2004.

Copies of this letter and enclosures are being mailed to the Proponent.

In accordance with Rule 14a-8(j) under the Exchange Act, I am enclosing six copies of this letter and its annex. I am also enclosing one additional copy to be date stamped and returned in the enclosed stamped, self-addressed envelope.

Sincerely,



Garrett L. Stackman

Encl.

cc: Mr. Raymond Ruddy

Eileen M. Lach
Corporate Secretary

Annex A

November 14, 2003

26 Rolling Lane
Dover, MA

Wyeth
Attention: Eileen Lach
5 Giralda Farms
Madison, NJ 07940

Dear Madame:

I am the owner of 115 shares of Wyeth. I have owned the shares since 11/04/02 and intend to hold them through the time of the next annual meeting. At that meeting I wish to propose the following resolution:

Resolved, Wyeth cease making charitable contributions.

Supporting Statement

Thomas Jefferson once wrote, "To compel a man to furnish contributions of money for propagation of opinions which he believes is sinful and tyrannical." Choice is a popular word in our culture. Noble Prize winning economist and long time critic of corporate charitable contributions, Milton Friedman, writes about the importance of choice in his book, Free to Choose. By making charitable contributions at the corporate level we have usurped the right and duty of individuals to support the charities of their choice. We may also be forcing thousands of people to support causes they may disagree with on a most profound level. For example, abortion rights advocates often use the word choice, without mentioning what choice is all about, i.e., abortion. Today there are a number of prominent charities advocating for abortion and, in at least one case, Planned Parenthood, actually performing abortions. Other charities, often times involved in research for cures of disease, may advocate the destruction of human embryos for research purposes. These may be more controversial examples, but they illustrate the point today, many charities are involved in activities that are divisive and not universally supported. Wyeth employees and shareholders represent a broad range of interests. It is impossible to be sensitive to the moral, religious and cultural sensitivities to so many people. Rather than compel our stakeholders to support potentially controversial charitable groups we should refrain from giving their money away to them. Let each person choose. The importance of individual choice and the importance of each individual cannot be underestimated.



Raymond B. Ruddy


Tanager

Via U.S. Mail

November 13, 2003

Mr. Raymond B. Ruddy
26 Rolling Lane
Dover, MA 02030

Re: Ownership of Wyeth

Dear Mr. Ruddy:

Please let this letter serve as confirmation that you have continuously owned over $2,000 in value of Wyeth stock for one year or more. You currently own 115 shares, or approximately $3,400.00.

Please call me should you have any questions.

Sincerely,

John H. Biebel, Esq., CFP®

JHB/ali

e-mail: jbiebel@tanagerfinancial.com

Tanager Financial Services Inc. 800 South Street Suite 195 Waltham MA 02453 781 893-8040 781 891-4088 fax

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 23, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Wyeth
Incoming letter dated December 23, 2003

The proposal mandates that the company cease making charitable contributions.

There appears to be some basis for your view that Wyeth may exclude the proposal under rule 14a-8(i)(1) as an improper subject for shareholder action under applicable state law. It appears that this defect could be cured, however, if the proposal were recast as a recommendation or request that the board of directors take the steps necessary to implement the proposal. Accordingly, unless the proponent provides Wyeth with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Wyeth omits the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

We are unable to concur in your view that Wyeth may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Wyeth may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,



Daniel Greenspan
Attorney-Advisor